**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated October 25, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES RESULTS OF CASH TENDER OFFER FOR ANY AND ALL OF ITS 5.125% NOTES DUE 2022**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
 ("AngloGold Ashanti" or the "Company")

NEWS RELEASE

ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES RESULTS OF CASH TENDER OFFER FOR ANY AND ALL OF ITS 5.125% NOTES DUE 2022

Please refer to the attached announcement for further information.

ENDS

 Johannesburg
 25 October 2021

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite   +27 11 637 6388/+27 83 301 2481   cnthite@anglogoldashanti.com
Julie Bain   +27 66 364 0038   jbain@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors
Sabrina Brockman   +1 646 880 4526/ +1 646 379 2555   sbrockman@anglogoldashanti.com
Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com
Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES RESULTS OF CASH TENDER OFFER FOR ANY AND ALL OF ITS 5.125% NOTES DUE 2022

October 25, 2021. AngloGold Ashanti Holdings plc (the "**Offeror**"), a company incorporated under the laws of the Isle of Man, announces today the results of the tender offer that the Offeror commenced on October 18, 2021, for any and all of its outstanding U.S.$750,000,000 5.125% notes due 2022 (the "**Securities**"), issued by the Offeror and guaranteed by AngloGold Ashanti Limited ("**AGA**"), a company incorporated under the laws of the Republic of South Africa, for cash (the "**Offer**"). The terms and conditions of the Offer are described in an offer to purchase dated October 18, 2021 (the "**Offer to Purchase**"). Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

On October 22, 2021, the Offeror announced the Purchase Price in respect of the Securities.

The Expiration Deadline for the Offer was 5:00 p.m. (New York City time) on October 22, 2021. The aggregate principal amount of Securities validly tendered and not withdrawn by the Expiration Deadline was U.S.$307,106,000, as well as U.S.$30,000 tendered using Guaranteed Delivery Procedures, which have yet to be delivered.

The following table sets forth certain information relating to pricing of the Offer, as announced on October 22, 2021, as well as the results of the Offer:

Title of Security	ISIN / CUSIP	Principal Amount Outstanding	Maturity Date	Purchase Price	Aggregate Principal Amount Accepted for Purchase[1]
5.125% notes due 2022	US03512TAC53 / 03512TAC5	U.S.$750,000,000	August 1, 2022	U.S.$1,034.51 per U.S.$1,000 principal amount	$307,106,000

_____

[1] Excluding U.S. $30,000 principal amount of Securities tendered using Guaranteed Delivery Procedures.

The Offer

In addition to the payment of the Purchase Price, each Holder whose Securities are validly tendered and delivered (and not validly withdrawn) (including those validly tendered in accordance with the Guaranteed Delivery Procedures) and accepted for purchase will also be paid Accrued Interest equal to interest accrued and unpaid on the Securities from (and including) the immediately preceding interest payment date for the Securities to (but excluding) the Settlement Date.

Accrued Interest will cease to accrue on the Settlement Date, and (in the case of Securities for which the Guaranteed Delivery Procedures are used) no additional accrued interest will be paid in respect of the period from the Settlement Date to the Guaranteed Delivery Settlement Date.

The Purchase Price and the Accrued Interest for the Securities validly tendered (and not validly withdrawn) in the Offer will be paid on the Settlement Date or the Guaranteed Delivery Settlement Date, as applicable (subject to the right of the Offeror to extend the Expiration Deadline and delay the acceptance of Tender Instructions as set out in the Offer to Purchase).

The Offeror's obligation to accept and pay for Securities in the Offer is subject to the satisfaction or waiver of the General Conditions and the condition that the Offeror shall have completed an offering of debt securities in an aggregate principal amount of at least U.S.$750,000,000 (the "**Financing Condition**"). The Financing Condition has been satisfied.

The Settlement Date is expected to occur on the date hereof and the Guaranteed Delivery Settlement Date is expected to occur on October 27, 2021. Securities purchased pursuant to the Offer will be retired and canceled.

FURTHER INFORMATION

Questions and requests for assistance in connection with the Offer may be directed to the Dealer Managers:

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

Attention: Liability Management Group
Telephone: +44 (0) 20 3134 8515
Email: eu.lm@barclays.com

BNP Paribas
16 boulevard des Italiens
75009 Paris
France

Attention: Liability Management
Telephone:
+33 1 55 77 78 94
Email: liability.management@bnpparibas.com

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom

Attention: Liability Management
Telephone: +44 207 595 8222
Email: em_europe_lm@jpmorgan.com,

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ
United Kingdom

Attention: Liability Management Group
Telephone (London):
+44 207 996 5420
Telephone (U.S. Toll Free):
+1 888 292 0070
Telephone (U.S.):
+1 980 387 3907
Email: DG.LM-EMEA@bofa.com

Questions and requests for assistance in connection with the tender of Securities may be directed to:

INFORMATION & TENDER AGENT
D.F. King

E-mail: anglogold@dfking.com
Offer Website: www.dfking.com/anglogold

In New York:

48 Wall Street
New York, NY 10005
United States
Banks and Brokers, Call Collect: +1 (212) 269-5550
All Others, Call Toll-Free: +1 (877) 783-5524

In London:

65 Gresham Street
London EC2V 7NQ
United Kingdom
Tel: +44 20 7920 9700

NOTICE AND DISCLAIMER

Subject to applicable law, the Offeror or any of its affiliates may, at any time and from time to time, acquire Securities, other than pursuant to the Offer, through open market or privately negotiated transactions, through tender offers, exchange offers, redemptions (including the Post-Closing Redemption) or otherwise, or the Offeror may redeem Securities pursuant to their terms to the extent that such Securities then permit redemption. Any future purchases of Securities may be on the same terms or on terms that are more or less favorable to Holders of Securities than the terms of the Offer, and could be for cash or other consideration.

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offer. If any Holder is in any doubt as to the action it should take or is unsure of the impact of the Offer, it is recommended to seek its own financial and legal advice, including as to any tax consequences, from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Securities are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to tender Securities in the Offer (or to validly withdraw any such tender). None of the Offeror, the Dealer Managers, the Information & Tender Agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Securities should participate in the Offer.

Cautionary Statement

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AGA's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AGA's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AGA's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AGA's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AGA's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AGA believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AGA's annual report on Form 20-F for the year ended December 31, 2020, which has been filed with the United States Securities and Exchange Commission (the "**SEC**"), as well as the preliminary prospectus supplement dated October 18, 2021, which has also been filed with the SEC. These factors are not necessarily all of the important factors that could cause AGA's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AGA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AGA or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 25, 2021

By: /s/ MML MOKOKA
Name: MML Mokoka
Title: Company Secretary